06013041

82-

Registration No. 4154

SEC RECEIVED PROCESSING
MAY 2 - 2006
WASH. D.C. 160 SECTION

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	21. 4. 2006		
Stran *Pages*	**1 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – liquidation of subsidiary

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(1)(e) and Rules of Prague Stock Exchange part III annex Harmonogram subsection E(k) find enclosed announcement on arbitration decision.

Yours Sincerely,

Sylva Floríková
Head of Compliance

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

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If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you.

dlw 5/3

In connection with fulfilling the Agreement on Guarantee signed at the end of 2000 pursuant to which the state, within preparation of privatization of Komerční banka, a.s. (KB), granted KB the guarantee for problematic portfolio in the amount of CZK 20 billion, a dispute started between Česká konsolidační agentura (ČKA) and KB on the way of allocation of fulfilment accepted by KB for the assigned claims to which the guarantee related.
In 2005, ČKA filed an action against KB with the Arbitration Court of the Czech Republic Economic Chamber and the Czech Republic Agrarian Chamber (Arbitration court) on refund of the fulfilment overpayment from the guarantee in the residual amount of CZK 0.679 billion with ancillary rights from the totally paid amount of CZK 5.048 billion.
On 20 April 2006, KB was delivered an arbitration decision on 30.3.2006, by which the Arbitration met fully the complaint of CKA to pay the accused amount.
In 2005, KB created a reserve of more than CZK 0.7 billion to cover the risk related to the above-mentioned arbitration dispute, therefore the impact on the financial results of the bank is zero.